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                                                --------------------------------
                                                OMB APPROVAL
                                                OMB Number 3235-0134
                                                Expires: December 31, 2005
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                                                hours per response. . . 11
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                  EQUITEX, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.02 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   294592 30 8
                   -------------------------------------------
                                 (CUSIP Number)

                                Daniel L. Bishop
                                3811 21ST Street
                             Racine, Wisconsin 53405

                                 With a copy to:
                             William M. Mower, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                               October 17, 2003
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  294592 30 8                                         Page 2 of 6 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Daniel L. Bishop
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    6,227,908
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    179,700
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    6,227,908
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    179,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,407,608
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                               Page 3 of 6 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.02 par value, of Equitex, Inc., a Delaware corporation ("Equitex"). The address of Equitex's principal executive offices is 7315 East Parkview Avenue, Englewood, CO 80111.

ITEM 2.  IDENTITY AND BACKGROUND

This Amendment to Schedule 13D is being filed by Daniel Bishop. Mr. Bishop's business address is 3811 21st Street, Racine, WI 53405. Mr. Bishop is a private investor.

During the last five years, Mr. Bishop has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bishop is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of Equitex subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                               Page 4 of 6 Pages



ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.- b. Mr. Bishop beneficially owns 6,407,608 shares. (Includes warrants to purchase 280,000 shares). Also includes 82,500 shares owed jointly with Kelly Hanson; 71,200 shares owned jointly with Mackenzie Bishop; and 26,000 shares owned jointly with Ben Bishop.

Also includes shares owned by the following entities, all of which are affiliates of the Reporting Person:

1,097,099 shares owned by Discount Video Liquidators, Inc. (includes up to 750,000 shares issuable upon conversion of Series J Convertible Preferred Stock) 472,450 shares owned by General Merchandise Liquidators, Inc.
49,800 shares owned by Special Video Inc.
515,600 shares owned Superb Video II, Inc.
8,500 shares owned by Superb Video Two, Inc.
122,700 shares owned by Supreme Video, Inc.
779,600 shares owned by Tee & Bee Inc. (includes up to 500,000 shares issuable upon conversion of Series J Convertible Preferred Stock)

According to the Company's Form 10-QSB the number of shares outstanding as of August 19, 2003 was 29,361,156. Accordingly, based upon this information Mr. Bishop is the beneficial owner of 20.7% of the outstanding shares.


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                                                               Page 5 of 6 Pages



c.   TRANSACTIONS WITHIN THE LAST 60 DAYS

                                                                                                  OPEN MARKET OR
DANIEL BISHOP ENTITIES                            DATE ACQUIRED   NO. OF SHARES       PRICE      PRIVATE PLACEMENT
Dan Bishop (Individually)                             9/30/03        230,000           $0.69     Warrant Exercise
                                                      9/30/03        200,000           $0.69     Warrant Exercise
                                                      10/3/03         10,000           $1.02       Open Market
                                                      10/3/03         15,100           $0.94       Open Market
                                                      10/6/03         58,056           $0.94       Open Market
                                                      10/7/03          3,200           $0.95       Open Market
                                                     10/17/03        578,699           $1.00     Private Purchase
                                                     10/20/03          5,000           $0.94       Open Market


Dan Bishop & Kelly Hanson Jt Ten                     10/23/03         53,000           $0.94       Open Market
Dan Bishop & MacKenzie Bishop Jt Ten                 10/27/03         50,000           $0.94       Open Market

Discount Video Liquidator, Inc.                       9/30/03         30,000           $0.39     Warrant Exercise
                                                     10/17/03        200,699           $0.78     Private Purchase
Tee & Bee Inc.                                        9/30/03         20,000           $0.38     Warrant Exercise


         The above acquisitions consisted of exercise of previously held warrants, open market purchases and private transactions with the Issuer.



d.   Not applicable.

e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

                                                               Page 6 of 6 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 31, 2003                         /s/ Daniel L. Bishop
                                                --------------------------------
                                                Daniel L. Bishop